UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On February 1, 2016, the registrant announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, exchange rate fluctuations, including their potential impact on the Chinese economy and on the registrant’s reported U.S. dollar results; slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the possibility that the registrant will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires, the possibility that the registrant’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators, and the registrant’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on March 2, 2015, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: February 2, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2015.

Exhibit 99.1

Changyou Reports Fourth Quarter 2015 and Fiscal Year 2015 Unaudited Financial Results

Beijing, China, February 1, 2016– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•	Total revenues were US$162 million, representing a decrease of 25% year-over-year and 14% quarter-over-quarter, exceeding guidance by $7 million.

•	Online game revenues were US$127 million, representing a decrease of 31% year-over-year and 17% quarter-over-quarter, exceeding guidance by $2 million.

•	Non-GAAP (1) net income attributable to Changyou.com Limited was US$46 million, exceeding guidance by US$11 million. This compares with US$78 million in the third quarter of 2015 and US$14 million in the fourth quarter of 2014.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS (2) was US$0.85. This compares with US$1.43 in the third quarter of 2015 and US$0.25 in the fourth quarter of 2014.

Fiscal Year 2015 Highlights

•	Total revenues were US$762 million, compared with US$755 million in 2014.

•	Online game revenues were US$637 million, compared with US$652 million in 2014.

•	Non-GAAP net income attributable to Changyou.com Limited was US$228 million, compared with US$1 million in 2014.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS was US$4.20, compared with US$0.01 in 2014.

Mr. Dewen Chen, Co-CEO, commented “2015 has been a year of re-focus for Changyou. We rationalized our operations, drove up efficiencies and realigned our R&D efforts, which yielded a 2015 record revenue of US$762 million and a non-GAAP net income of US$228 million. The strategy we set forward is “Big IP, Top Games and Mass Marketing”, meaning we will only bring to market the top-level games that meet all of our new testing criteria and we will support these top-level games with our best IP and marketing resources to ensure their success.

“TLBB is indisputably amongst a handful of most successful and largest MMO games in China. We have seen clear examples of successful MMO PC game achieving an overwhelming success when re-launched in a mobile format. Based on the enormous user base and our best R&D resources coming from the original PC game development team, we are optimistic our re-creation of TLBB on mobile will achieve a similar level of success” added Mr. Qing Wei, Chief Games Development Officer.

(1)	Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”
(2)	Each ADS represents two Class A ordinary shares.

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Ms. Jasmine Zhou, CFO of Changyou added, “While the new policy and higher testing standards have led to further cost savings and improved efficiencies in the fourth quarter, it has also set the bar high for new games in pipeline, putting pressure on our short-term revenue over the next two to three quarters. Nevertheless, we believe that focusing on the best is the only way to make a “hit game” possible.”

Fourth Quarter 2015 Operational Results

•	Total average monthly active accounts (3) of the Company’s PC games were 3.6 million, representing a decrease of 48% year-over-year and 12% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycle of older games.

•	Total average monthly active accounts of the Company’s mobile games were 3.7 million, representing a decrease of 47% year-over-year and an increase of 54% quarter-over-quarter. The year-over-year decrease reflected the natural life cycle of TLBB 3D, which was launched in the fourth quarter of 2014. This was partially offset by the launch of new mobile games, including Feng Yun, and the Legend of Sword and Fairy. The quarter-over-quarter increase was due to the launch of the new mobile games.

•	Total quarterly aggregate active paying accounts (4) of the Company’s PC games were 1.2 million, representing a decrease of 8% year-over-year and 8% quarter-over-quarter. The year-over-year decrease reflected the declining life cycle of older games, and was partially offset by the launch of new PC games, including Steel Ocean and Warframe. The quarter-over-quarter decrease was a result of the typical life cycle of older games, and was partially offset by an increase from Warframe.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.9 million, representing a decrease of 40% year-over-year and an increase of 50% quarter-over-quarter. The year-over-year decrease was a result of the natural life cycle of TLBB 3D, which was launched in the fourth quarter of 2014. This was partially offset by the launch of new mobile games, including Feng Yun, and the Legend of Sword and Fairy. The quarter-over-quarter increase was due to the launch of the new mobile games.

Fourth Quarter 2015 Unaudited Financial Results

Revenues

Total revenues were US$162 million, representing a decrease of 25% year-over-year and 14% quarter-over-quarter.

Online game revenues were US$127 million, representing a decrease of 31% year-over-year and 17% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to the natural decline in revenues of older games, such as TLBB 3D and TLBB, and a decrease in Web game revenue upon the completion of the sale of the 7Road business during the last quarter.

Online advertising revenues were US$15 million, representing a decrease of both 19% year-over-year and quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to fewer PC games launched in China as a result of the general weakness in PC games market during this quarter.

(3)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(4)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

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Internet value-added services (“IVAS”) revenues increased 4% year-over-year and 26% quarter-over-quarter to US$7 million. The year-over-year and quarter-over-quarter increases were a result of higher revenues from PC and mobile products in the fourth quarter of 2015.

Other revenues, which consist of cinema advertising revenues, almost doubled year-over-year and increased 5% quarter-over-quarter to US$13 million. The year-over-year increase reflected the strong growth of China’s movie and cinema industry in general, and improvements made to the Company’s advertising sales function. The quarter-over-quarter increase was due to popular movies having been launched in the fourth quarter of 2015.

Gross profit

GAAP and non-GAAP gross profit were both US$119 million, representing a decrease of 19% year-over-year and 15% quarter-over-quarter. Both GAAP and non-GAAP gross margins were 74%, compared with 74% in the third quarter of 2015 and 68% in the fourth quarter of 2014.

GAAP and non-GAAP gross profit of the online games business were both US$99 million, representing a decrease of 26% year-over-year and 16% quarter-over-quarter. Both GAAP and non-GAAP gross margin of the online games business were 78%, compared with 77% in the third quarter of 2015 and 72% in the fourth quarter of 2014. The year-over-year increase in gross margins was due to a smaller revenue contribution from mobile games that typically require revenue-sharing payments to others, which drive down gross margin.

Both GAAP and non-GAAP gross profit of the online advertising business were US$12 million, representing a decrease of 17% year-over-year and 20% quarter-over-quarter. Both GAAP and non-GAAP gross margin of the online advertising business were 84%, compared with 86% in the third quarter of 2015, and 82% in the fourth quarter of 2014. The year-over-year increase in gross margins was due to a reduction in personnel-related costs. The quarter-over-quarter decrease in gross margins was due to a decrease in online advertising revenues.

Both GAAP and non-GAAP gross profit for the IVAS business were US$3 million, compared with US$1 million in the third quarter of 2015 and a gross loss of US$1 million in the fourth quarter of 2014.

Both GAAP and non-GAAP gross profit of the other business were US$5 million, compared with US$5 million in the third quarter of 2015 and US$0.4 million in the fourth quarter of 2014. The year-over-year increase reflected improvements made to the Company’s advertising sales function.

Operating expenses

Total operating expenses were US$79 million, representing a decrease of 47% year-over-year and 32% quarter-over-quarter.

Product development expenses were US$44 million, representing an increase of 95% year-over-year and 11% quarter-over-quarter. The year-over-year increase was mainly due to lower salary and benefits expense in the fourth quarter of 2014 which included a US$28 million reversal of accruals associated with an employee incentive plan in that quarter. The reversal was primarily due to lowered estimates based on management’s most recent assessment of the estimated compensation liabilities for three employee incentive plans. These three employment incentive plans were cancelled in early 2015, and therefore no such accrual has been made since then. The quarter-over-quarter increase was mainly due to an increase in the market price for the Company’s ADSs, which triggered an increase in share-based compensation.

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Sales and marketing expenses were US$15 million, representing a decrease of 60% year-over-year and 29% quarter-over-quarter. The year-over-year decrease was mainly due to a significant reduction in marketing and promotional spending for mobile internet products since the fourth quarter of 2014. The quarter-over-quarter decrease was mainly due to a reduction in salary and benefits as a result of a reduction in bonus expense as well as a reduced headcount in the fourth quarter of 2015.

General and administrative expenses were US$20 million, representing a decrease of 45% year-over-year and an increase of 35% quarter-over-quarter. The year-over-year decrease was mainly due to a reduction in salary and benefits as a result of a reduction in the workforce. The quarter-over-quarter increase was mainly due to an increase in the market price for the Company’s ADSs, which triggered an increase in share-based compensation.

Operating profit (loss)

Operating profit was US$40 million, compared with US$24 million in the third quarter of 2015 and an operating loss of US$2 million in the fourth quarter of 2014.

Non-GAAP operating profit was US$48 million, compared with US$20 million in the third quarter of 2015 and US$1 million in the fourth quarter of 2014. Included in the third quarter of 2015 was a one-off impairment charge of US$40 million that was mainly related to the Dolphin Browser. Included in the fourth quarter of 2014 was a one-off impairment charge of US$52 million that was mainly related to the RaidCall Business.

Other Income

Other income was US$1 million, compared with US$59 million in the third quarter of 2015 and US$3 million in the fourth quarter of 2014. The quarter-over-quarter decrease was due to one-off income related to gain recognized upon the divestment of 7Road and certain overseas assets during the third quarter of 2015.

Income tax expense

The Company’s main operating entity in China is a “High and New Technology Enterprise,” and as a result, the entity is entitled to a preferential corporate income tax rate of 15% for the 2015 and 2016 tax years.

Income tax expense was US$8 million, compared with US$26 million in the third quarter of 2015 and US$7 million in the fourth quarter of 2014.

Net income (loss)

Net income was US$38 million, which compares with US$62 million in the third quarter of 2015 and a net loss of US$4 million in the fourth quarter of 2014.

Non-GAAP net income was US$46 million, which compares with US$59 million in the third quarter of 2015 and a non-GAAP net loss of US$1 million in the fourth quarter of 2014.

Net loss attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests was US$0.2 million and US$0.3 million, respectively, compared with a net loss of US$19 million in the third quarter of 2015 and a net loss of US$15 million in the fourth quarter of 2014. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap Inc., the developer of the Dolphin Browser. The year-over-year improvement was mainly due to the impairment charge related to RaidCall that was recognized during the fourth quarter of 2014. The quarter-over-quarter improvement was mainly due to the impairment charge related to the Dolphin Browser that was recognized during the third quarter of 2015.

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Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$38 million, compared with US$81 million in the third quarter of 2015 and US$11 million in the fourth quarter of 2014. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.73. This compares with US$1.55 in the third quarter of 2015 and US$0.21 in the fourth quarter of 2014.

Non-GAAP net income attributable to Changyou.com Limited was US$46 million. This compares with US$78 million in the third quarter of 2015 and US$14 million in the fourth quarter of 2014. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.85. This compares with US$1.43 in the third quarter of 2015 and US$0.25 in the fourth quarter of 2014.

Liquidity

As of December 31, 2015, Changyou had net cash (5) of US$755 million, compared with US$460 million as of December 31, 2014.

Operating cash flow for the fourth quarter of 2015 was a net inflow of US$58 million.

Fiscal Year 2015 Unaudited Financial Results

Revenues

Total revenues in 2015 were US$762 million, compared with US$755 million in 2014.

Online game revenues were US$637 million, down 2% from US$652 million in 2014. The year-over-year decrease was mainly due to the natural decline in revenues of older games, such as TLBB, and a decrease in Web game revenue upon the completion of the sale of the 7Road business during the third quarter of 2015. These were mostly offset by the launch of new mobile games, such as TLBB 3D, which was launched during the fourth quarter of 2014.

Online advertising revenues were US$58 million, compared with US$59 million in 2014.

IVAS revenues increased 9% year-over-year to US$24 million. The increase was a result of higher revenues from PC and mobile products.

Other revenues, which consist of cinema advertising revenues, almost doubled year-over-year to US$43 million. The year-over-year increase reflected the strong growth of China’s movie and cinema industry in general, and improvements made to the Company’s advertising sales function.

Gross profit

Both GAAP and non-GAAP gross profit were US$545 million, flat with US$553 million and US$554 million respectively in 2014. Both GAAP and non-GAAP gross margin were 72%, compared with 73% in 2014.

Both GAAP and non-GAAP gross profit of the online games business were US$481 million, down 6% from 2014. Both GAAP and non-GAAP gross margin of the online games business were 75%, compared with 78% in 2014. The decrease in gross margins was due to a change in the revenue mix as the Company launched new mobile games that typically require revenue-sharing payments to others, which drive down gross margin.

(5)	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, and current and non-current restricted time deposits, minus short-term and long-term bank loans.

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Both GAAP and non-GAAP gross profit of the online advertising business increased to US$46 million, up 5% from 2014. Both GAAP and non-GAAP gross margin of the online advertising business were 80%, compared with 75% in 2014. The year-over-year increase in gross margins was due to a reduction in personnel-related costs.

Both GAAP and non-GAAP gross profit of IVAS were US$5 million, compared with a gross loss of US$1 million in 2014.

Both GAAP and non-GAAP gross profit of the other business were US$13 million, compared with US$0.4 million in 2014. The year-over-year increase reflected the strong growth of China’s movie and cinema industry in general and improvements made to the Company’s advertising sales function.

Operating expenses

Total operating expenses were US$384 million, down 36% from 2014.

Product development expenses were US$171 million, down 12% from 2014. The decrease was due to a decrease in salary and benefit expenses in 2015 as a result of a reduction in the workforce.

Sales and marketing expenses were US$92 million, down 62% from 2014. The decrease was due to a significant reduction in marketing and promotional spending for mobile internet products in 2015.

General and administrative expenses were US$80 million, down 25% from 2014. The decrease was mainly due to a decrease in salary and benefit expenses in 2015 as a result of reduction in workforce.

Goodwill impairment and impairment of intangibles via acquisitions of businesses was US$40 million, compared with US$52 million in 2014. The impairments in 2015 were mainly related to the Dolphin Browser business, which was acquired in 2014. Due to a change in the Company’s strategic direction for some of its mobile internet products beginning in the third quarter of 2015, the Company determined that expected synergies between its mobile internet products and the Dolphin Browser were not likely to materialize, and that impairment charges were required to reflect the fair value of the Dolphin Browser. The impairments in 2014 were largely related to the business associated with RaidCall, which was acquired in 2013 with the intention of offering to online users a broader range of services, including real-time audio group communication. Upon review of post-integration results, the Company determined that RaidCall’s audio communication technology was not a good fit for Changyou’s online games, and that impairment charges were required to reflect the fair value of Raidcall.

Operating profit (loss)

Operating profit was US$161 million, compared with an operating loss of US$42 million in 2014.

Non-GAAP operating profit was US$176 million, compared with an operating loss of US$38 million in 2014. The year-over-year improvement was due to a reduction in marketing and promotional spending for mobile internet products, reduced headcount, as well as an overall increase in operating efficiencies.

Other Income

Other income was US$65 million, compared with US$4 million in 2014. The year-over-year increase was due to one-off income related to a gain that was recognized upon the divestment of 7Road and certain overseas assets in 2015.

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Income tax expense

The Company’s main operating entity in China is a “High and New Technology Enterprise,” and as a result, the entity is entitled to a preferential corporate income tax rate of 15% for the 2015 and 2016 tax years.

Income tax expense was US$54 million in 2015, compared with US$2 million in 2014.

Net income (loss)

Net income was US$191 million, compared with a net loss of US$21 million in 2014.

Non-GAAP income was US$206 million, compared with a non-GAAP net loss of US$17 million in 2014.

Net loss attributable to non-controlling interests

Both GAAP and non-GAAP net loss attributable to non-controlling interests were US$22 million, compared with a net loss of US$18 million in 2014. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap Inc., the developer of the Dolphin Browser.

Net income (loss) attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$213 million, compared with a net loss of US$3 million in 2014. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$4.02, compared with a fully-diluted net loss per ADS of US$0.06 in 2014.

Non-GAAP net income attributable to Changyou.com Limited was US$228million, compared with US$1 million in 2014. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$4.20, compared with US$0.01 in 2014.

Business Outlook

For the first quarter of 2016, Changyou expects:

Total revenues to be between US$120 million and US$130 million, including online game revenues of US$95 million to US$105 million;

Non-GAAP net income attributable to Changyou.com Limited to be between US$30 million and US$35 million;

Non-GAAP fully diluted income attributable to Changyou.com Limited per ADS to be between US$0.56 and US$0.65;

Assuming no new grants of share-based awards, share-based compensation expense to be between US$3.9 million and US$4.3 million.

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Non-GAAP Disclosure

Revision of Non-GAAP Reporting

Prior to the fourth quarter of 2014, the Company’s non-GAAP results excluded share-based compensation expenses, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards, and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

In the fourth quarter of 2014, the Company reassessed its definition of non-GAAP to better reflect the economic substance and performance of the Company. With the consideration that goodwill impairment and impairment of intangibles via acquisitions of businesses can be an indicator of the economic substance of the acquired businesses, Changyou revised its definition of non-GAAP to exclude only compensation expense associated with share-based awards, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from adjustments of contingent consideration previously recorded for acquisitions.

The Company’s results for the fourth quarter of 2015 and fiscal year 2015 are presented using this revised definition of non-GAAP.

Revised Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

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Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 2, 2015, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, February 1, 2016 (8 p.m. Beijing/Hong Kong, February 1, 2016).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
China Mainland:	+86-400-1200-539
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

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A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on February 1, 2016 through February 7, 2016. The dial-in details for the telephone replay are:

International:	+1-866-846-0868
Passcode:	2500201

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2015	Sep. 30, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Revenues:
Online game	$127,001	$152,501	$184,405	$636,846	$652,008
Online advertising	14,798	18,255	18,267	57,832	58,963
IVAS	6,796	5,400	6,556	24,385	22,357
Others	13,315	12,719	6,685	42,573	21,938

Total revenues	161,910	188,875	215,913	761,636	755,266

Cost of revenues:
Online game (includes share-based compensation expense of $47, $(97), $(36), $37 and $57 respectively)	28,266	34,637	51,752	156,318	142,549
Online advertising (includes share-based compensation expense of $0, $0, $0, $0 and $93 respectively)	2,315	2,572	3,306	11,565	14,838
IVAS (includes share-based compensation expense of $(2), $0, $2, $(2) and $2 respectively)	3,963	4,175	7,367	19,647	22,985
Others	8,203	7,342	6,310	29,231	21,490

Total cost of revenues	42,747	48,726	68,735	216,761	201,862

Gross profit	119,163	140,149	147,178	544,875	553,404

Operating expenses:
Product development (includes share-based compensation expense of $2,867, $(621), $793, $5,475 and $1,069, respectively)	43,841	39,557	22,475	170,605	194,113
Sales and marketing (includes share-based compensation expense of $487, $280, $125, $1,017 and $105 respectively)	15,456	21,919	38,437	92,355	241,307
General and administrative (includes share-based compensation expense of $4,095, $(3,027), $1,951, $8,497 and $2,788 respectively)	19,791	14,714	36,162	80,269	107,451
Goodwill impairment and impairment of intangibles via acquisitions of businesses	0	40,324	52,282	40,324	52,282

Total operating expenses	79,088	116,514	149,356	383,553	595,153

Operating profit/(loss)	40,075	23,635	(2,178)	161,322	(41,749)

Interest income	4,432	3,279	3,164	15,444	19,639
Foreign currency exchange gain/(loss)	963	2,335	(957)	2,954	(668)
Other income	1,064	58,555	2,778	64,962	4,112

Income/(Loss) before income tax expense	46,534	87,804	2,807	244,682	(18,666)
Income tax expense	(8,317)	(25,784)	(7,077)	(54,055)	(2,493)

Net income/(loss)	38,217	62,020	(4,270)	190,627	(21,159)
Less: Net loss attributable to non-controlling interests	(248)	(19,098)	(15,169)	(22,157)	(17,778)

Net income/(loss) attributable to Changyou.com Limited	$38,465	$81,118	$10,899	$212,784	$(3,381)

Basic net income /(loss) attributable to Changyou.com Limited per ADS	$0.74	$1.55	$0.21	$4.06	$(0.06)

ADSs used in computing basic net income/(loss) attributable to Changyou.com Limited per ADS	52,164	52,238	52,849	52,462	52,861

Diluted net income/(loss) attributable to Changyou.com Limited per ADS	$0.73	$1.55	$0.21	$4.02	$(0.06)

ADSs used in computing Diluted net income/(loss) attributable to Changyou.com Limited per ADS	52,846	52,388	52,861	52,881	52,861

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2015	As of Dec. 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	$569,917	$220,794
Accounts receivable, net	67,959	77,969
Short-term investments	174,515	191,577
Restricted time deposits	227,285	282,186
Deferred tax assets	4,673	4,918
Prepaid and other current assets	227,719	29,927

Total current assets	1,272,068	807,371

Non-current assets:
Fixed assets, net	214,306	243,837
Goodwill	111,082	258,997
Intangible assets, net	25,139	68,276
Restricted time deposits	127,454	135,256
Deferred tax assets	12,729	18,704
Other assets, net	16,728	15,524

Total non-current assets	507,438	740,594

TOTAL ASSETS	$1,779,506	$1,547,965

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$42,166	$39,178
Accounts payable and accrued liabilities	275,926	138,507
Short-term bank loans	344,500	25,500
Tax payables	27,423	18,471
Deferred tax liabilities	24,884	22,356
Current contingent consideration	0	3,935

Total current liabilities	714,899	247,947

Long-term liabilities:
Long-term bank loans	0	344,500
Long-term contingent consideration	0	1,929
Long-term deferred tax liabilities	3,616	5,748
Long-term accounts payable	1,004	5,143
Other long-term liabilities	738	0

Total long-term liabilities	5,358	357,320

Total liabilities	720,257	605,267
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,029,479	890,388
Non-controlling interests	29,770	52,310

Total shareholders’ equity	1,059,249	942,698

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,779,506	$1,547,965

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$98,735	47	98,782
Online advertising gross profit	12,483	0	12,483
IVAS gross profit	2,833	(2)	2,831
Other gross profit	5,112	0	5,112

Gross profit	$119,163	45	119,208

Gross margin	74%		74%

Operating profit	$40,075	7,494	47,569

Operating margin	25%		29%

Net income	$38,217	7,494	45,711

Net income attributable to Changyou.com Limited	$38,465	7,537	46,002

Net margin attributable to Changyou.com Limited	24%		28%

Diluted net income attributable to Changyou.com Limited per ADS	$0.73		0.85

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,846		53,928

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$117,864	(97)	117,767
Online advertising gross profit	15,683	0	15,683
IVAS gross profit	1,225	0	1,225
Other gross profit	5,377	0	5,377

Gross profit	$140,149	(97)	140,052

Gross margin	74%		74%

Operating profit	$23,635	(3,465)	20,170

Operating margin	13%		11%

Net income	$62,020	(3,465)	58,555

Net income attributable to Changyou.com Limited	$81,118	(3,484)	77,634

Net margin attributable to Changyou.com Limited	43%		41%

Diluted net income attributable to Changyou.com Limited per ADS	$1.55		1.43

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,388		54,155

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec 31, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$132,653	(36)	132,617
Online advertising gross profit	14,961	0	14,961
IVAS gross loss	(811)	2	(809)
Other gross profit	375	0	375

Gross profit	$147,178	(34)	147,144

Gross margin	68%		68%

Operating (loss)/profit	$(2,178)	2,835	657

Operating margin	(1%)		0%

Net loss	$(4,270)	2,835	(1,435)

Net income attributable to Changyou.com Limited	$10,899	2,770	13,669

Net margin attributable to Changyou.com Limited	5%		6%

Diluted net income attributable to Changyou.com Limited per ADS	$0.21		0.25

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,861		54,189

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$480,528	37	480,565
Online advertising gross profit	46,267	0	46,267
IVAS gross profit	4,738	(2)	4,736
Other gross profit	13,342	0	13,342

Gross profit	$544,875	35	544,910

Gross margin	72%		72%

Operating profit	$161,322	15,024	176,346

Operating margin	21%		23%

Net income	$190,627	15,024	205,651

Net income attributable to Changyou.com Limited	$212,784	15,010	227,794

Net margin attributable to Changyou.com Limited	28%		30%

Diluted net income per ADS attributable to Changyou.com Limited	$4.02		4.20

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,881		54,280

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$509,459	57	509,516
Online advertising gross profit	44,125	93	44,218
IVAS gross loss	(628)	2	(626)
Other gross profit	448	0	448

Gross profit	$553,404	152	553,556

Gross margin	73%		73%

Operating loss	$(41,749)	4,114	(37,635)

Operating margin	(6%)		(5%)

Net loss	$(21,159)	4,114	(17,045)

Net (loss)/income attributable to Changyou.com Limited	$(3,381)	4,049	668

Net margin attributable to Changyou.com Limited	0%		0%

Diluted net (loss)/income attributable to Changyou.com Limited per ADS	$(0.06)		0.01

ADSs used in computing diluted net (loss)/income attributable to Changyou.com Limited per ADS	52,861		53,319

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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